September 29, 2005

Via Facsimile ((011-44) 207-600-1698) and U.S. Mail

William A. Groll, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH
England

RE: 	TIM Hellas Telecommunications S.A.
	Amended Schedule 13E-3
	Filed September 27, 2005
      File No. 005-50602

Dear Mr. Groll:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Schedule 13E-3

Special Factors

Background and Description of the Transaction, page 6
1. We note your added disclosure that states "no member of the Buyer
Group has any knowledge of any competing bids received by TIM International for its stake in TIM Hellas" provided in response to comment 8. Please clarify whether either of TIM Hellas Telecommunications or Mr. Kominakis, as filing persons, had any knowledge of any such competing bids and, if so, describe the bids and their terms.



Recommendation of the Board of Directors, page 11
2. Please disclose the substance of your response to comment 18.

Opinion of Morgan Stanley, page 13
3. We reissue comment 20. Please disclose the entire financial projections provided to Morgan Stanley.
4. We reissue comment 23 in part. Please revise to disclose the data underlying the results of the discounted cash flow analysis as previously requested.

Discounted Cash Flow Analysis, page 16
5. We reissue comment 24 in part. Please disclose the industry averages used as perpetual growth rates and discount rates.

Analysis of Precedent Transactions, page 17
6. We reissue comment 26 in part. Quantify the compensation received or to be received as a result of the relationship between Morgan Stanley or its affiliates and any of the filing persons (as described in our previous comment and your disclosure) in terms more concrete than "notable" or "not significant."

************************************
      Please amend your Schedule 13E-3 in response to these
comments
promptly.  You may wish to provide us with marked copies of the
amendment to expedite our review.   Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact the undersigned at (202) 551-3619 or, in his absence, Pam Carmody, Special Counsel, at (202) 551-3265 with any questions.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers and
Acquisitions
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William A. Groll, Esq.
Cleary, Gottlieb, Steen & Hamilton
September 29, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE